November 4, 2015

Ms. Katherine Hsu
Ms. Kayla Florio
Securities and Exchange Commission
Office of Structured Finance
100 F Street, NE
Washington, D.C.  20549

Re:	SG Commercial Mortgage Securities, LLC Registration Statement on Form SF‑3 Filed September 22, 2015 File No. 333‑207074

Dear Ms. Hsu:

We are counsel to SG Commercial Mortgage Securities, LLC (the “Registrant”).  We have reviewed your letter dated October 16, 2015 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Depositor’s registration statement (File No. 333‑207074) on Form SF‑3 as filed on September 22, 2015.  We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus (the “Prospectus”) contained in the revised form of registration statement (“Pre-Effective Amendment No. 1”) submitted herewith.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.

Katherine Hsu
Kayla Florio
November 4, 2015

Registration Statement on Form SF-3

General

1.
Please confirm that the depositors or any issuing entity previously established, directly or indirectly, by the depositors or any affiliate of the depositors have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositors that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2.
Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit’s December 23, 2014 decision (the “Retirement Board Decision”) in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a “certificate of interest or participation in two or

Katherine Hsu
Kayla Florio
November 4, 2015

more securities” that have “substantially different rights and privileges” from the provisions of the TIA.  The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are “certificates of interest” in the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust.  These key factors that the court relied upon in its holding apply equally to the Certificates.  Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA.  Section 304(a)(1) exempts from the TIA any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.”  As discussed in the following paragraph, the Certificates are not “notes”, “bonds”, “debentures” or “evidence of indebtedness”.  Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff’s request, the following is the Registrant’s analysis of how it believes the Certificates differ from asset-backed securities issued as notes (“Notes”): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an

Katherine Hsu
Kayla Florio
November 4, 2015

issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant also confirms that it understands that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

3.
Please file your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

The Registrant has previously filed the forms of pooling and servicing agreement, mortgage loan purchase agreement and underwriting agreement and copies of its certificate of formation and limited liability company agreement.  With its filing of Pre-Effective Amendment No. 1, the Registrant has filed a revised form of pooling and servicing agreement and the balance of the exhibits, which consist of an opinion of Cadwalader, Wickersham & Taft LLP regarding the validity of the certificates as well as certain tax matters in accordance with Items 601(b)(5) and (8) of Regulation S-K, along with the consent of Cadwalader, Wickersham & Taft LLP to the filing of such opinion in accordance with Item 601(b)(23) of Regulation S-K.

Form of Prospectus Supplement

Cover Page

4.
We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 40 states that “[o]ther than the subordination of certain classes of certificates... no other form of credit enhancement will be available.” Please reconcile these statements.

Katherine Hsu
Kayla Florio
November 4, 2015

The Registrant has modified the cover page of the Prospectus in response to the Staff’s comment.

5.
We note your bracketed disclosure, beginning on page 381, regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the Prospectus to include a placeholder for a brief description of the interest rate swap and the identity of the swap counterparty.

Summary of Terms

Relevant Parties – Significant Obligors, page 27, and Description of the Mortgage Pool – Significant Mortgage Loans and Significant Obligors, page 159

6.
We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

The Registrant confirms that it will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor.

Description of the Mortgage Pool

Delinquency Information, page 175

7.
We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has removed the brackets around the middle sentence in its delinquency information disclosure, as the method for determining delinquency is not expected to change.

Katherine Hsu
Kayla Florio
November 4, 2015

Transaction Parties – The Sponsors and Mortgage Loan Sellers

Société Générale - Société Générale’s Commercial Mortgage Loan Underwriting, page 205

8.
We are unable to locate the section titled “Description of the Mortgage Pool – Representations and Warranties” referenced in the third paragraph under this heading. Please revise or advise.

The Registrant has revised the reference to this section in response to the Staff’s comment.

Société Générale – Review of Mortgage Loans for Which Société Générale is the Sponsor, page 210

9.
We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Registrant confirms that, if the Registrant or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, the Registrant, or the underwriter, as applicable, or will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter have obtained.

[Credit Risk Retention], page 222

10.
Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

Katherine Hsu
Kayla Florio
November 4, 2015

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

11.
Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

The Registrant confirms that it will file the certification relating to qualifying CRE loans if the Registrant intends to use the exemption under the risk retention rules.

Dispute Resolution Provisions, page 308

12.
We note your disclosure that the dispute resolution provisions described in the prospectus apply in the event the repurchase request is not “resolved” within 180 days after the mortgage loan seller received the repurchase request. We note your further disclosure that the definition of “resolved” includes “(vii) with respect to any Mortgage Loan subject to a Repurchase Request, an Asset Review was performed and the Asset Review Report states that no Tests were failed for the Mortgage Loan.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise accordingly.

The Registrant has revised the disclosure to remove clause (vii).

Exhibit Index, page II-7

13.	It appears that some of the exhibits (e.g., Ex. 36.1, Ex. 102.1, Ex. 103.1) may be missing asterisks. Please revise or advise. The Registrant has revised the exhibit index.

Katherine Hsu
Kayla Florio
November 4, 2015

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino
Frank Polverino

cc:	Wayne Potters Pete Devonshire Adam Ansaldi John Maclay, Esq. (Société Générale) David Gingold, Esq. (Cadwalader, Wickersham & Taft LLP)